UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 16 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

As previously disclosed on a Form 8-K filed with the Securities and Exchange Commission on June 11, 2020, on June 10, 2020, Craft Brew Alliance, Inc., a Washington corporation (“Seller”), Kona Brewery LLC, a Hawaii limited liability company (the “Company”), and PV Brewing Partners, LLC, a Delaware limited liability company (“Buyer”, and together with Seller and the Company, the “Parties”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, Buyer agreed to purchase from Seller 100% of the outstanding membership interests of the Company (the “Kona Transaction”).

On October 1, 2020, the Parties entered into the First Amendment to the Membership Interest Purchase Agreement (the “First Amendment”), which, among other things, eliminates Buyer’s ability to defer any portion of the Additional Consideration (as defined in the Purchase Agreement) and provides for an aggregate purchase price of $15.75 million in cash, of which (i) $5.25 million will be paid by Buyer at the closing of the Kona Transaction, (ii) $5.25 million will be paid by Buyer the first day of the month next succeeding the first full calendar month after the New Brewery Completion (as defined in the Purchase Agreement) (the “Second Payment Date”), and (iii) $5.25 million will be paid by Buyer on the date that is ninety days after the Second Payment Date.

The foregoing description of the First Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is filed as Exhibit 2.1 to Seller’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2020 and the terms of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	First Amendment to the Membership Interest Purchase Agreement, dated October 1, 2020, by and among Craft Brew Alliance, Inc., Kona Brewery LLC and PV Brewing Partners, LLC (filed as Exhibit 2.1 to Craft Brew Alliance, Inc.’s Current Report on Form 8-K, filed on October 5, 2020, and incorporated herein by reference).*

*	Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2020

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Craig Katerberg
Name: Craig Katerberg
Title: General Counsel

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary